Filed pursuant to Rule 433
File numbers 333-123150 and
333-123150-01

August 22, 2006
FINAL TERM SHEET
ENTERPRISE PRODUCTS OPERATING LP.
8.375% Fixed/Floating Rate Junior Subordinated Notes due 2066 (“LoTSSM”)
Guaranteed to the extent described in the preliminary prospectus supplement dated August 22, 2006 by Enterprise Products Partners L.P.

Issuer:	Enterprise Products Operating L.P.

Principal Amount:	$200,000,000

Ratings:	Ba1/stable / B+/positive / BB+/stable (Moody’s/S&P/Fitch)

Security Type:	Junior Subordinated Notes due 2066

Legal Format:	SEC Registered

Trade Date:	August 22, 2006

Settlement Date:	August 25, 2006

Maturity Date:	August 1, 2066

Price to Public:	103.104%

Public Offering Price:	$206,208,000

Commissions to Underwriters:	1.125% per LoTSSM; $2,250,000 in the aggregate

Net Proceeds to Issuer After Deducting Underwriting Commissions and Expenses before Accrued Interest:	$203,733,000

Accrued Interest to Issuer:	$1,721,527.78, 8.375% accrued from July 18, 2006 to and including August 24, 2006

Total Proceeds to Issuer:	$205,454,527.78

Interest during Fixed Rate Period:
From July 18, 2006 to August 1, 2016, at the annual rate of 8.375%, payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2007, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.
SMLoTS is a service mark of Wachovia Corporation.

Interest during Floating Rate Period:
From August 1, 2016 through maturity at a floating rate based on the 3-month LIBOR Rate plus 370.75 basis points, reset quarterly, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Benchmark Treasury:	4.875% due August 15, 2016

Spread to Benchmark:	310 basis points (3.10%)

Treasury Strike:	4.815%

Optional Redemption:	On or after August 1, 2016, in whole or in part at 100% of the principal amount plus accrued and unpaid interest.

Prior to August 1, 2016, in whole or in part upon payment of a make-whole redemption price equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (1) 100% of the principal amount of the LoTSSM being redeemed and (2) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the LoTSSM (exclusive of interest accrued to the redemption date) being redeemed from the redemption date to August 1, 2016, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 50 basis points.

Denomination:	$1,000

CUSIP/ISIN:	293791AV1 / US293791AV15

Book Running Manager:	Wachovia Capital Markets, LLC

Co-Managers:	HVB Capital Markets, Inc. and SG Americas Securities, LLC

Underwriting Economics	Wachovia Capital Markets, LLC — 90% HVB Capital Markets, Inc. — 5% SG Americas Securities, LLC — 5%
Terms used but not defined in this term sheet have the meanings assigned to them in the preliminary prospectus supplement dated August 22, 2006.
The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling:
Wachovia Securities    1-800-326-5897